UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces Second Quarter 2026 Results for Production and Volume Sold per Metal

Lima, Peru, July 16, 2026 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 2Q26 results for production and volume sold.

Production per Metal

		Three Months Ended June 30, 2026	Six Months Ended June 30, 2026	2026 Updated Guidance (1)

Gold ounces produced
El Brocal	61.43%	4,621	8,826	15.0k - 17.0k
San Gabriel	100%	2,774	4,460	25.0k - 30.0k
Julcani	100%	2,750	5,214	9.0k - 11.0k
Orcopampa	100%	13,981	28,973	48.0k - 53.0k
Tambomayo	100%	3,033	5,996	9.0k -11.0k
La Zanja	100%	3,384	7,078	14.0k - 17.0k
Total Direct Operations (2)		30,543	60,547	120.0k - 139.0k
Coimolache	40.094%	21,214	44,694	90.0k - 100.0k
Total incl. Associated Companies (3)		37,266	75,062	150.3k - 172.5k

Silver ounces produced
Uchucchacua	100%	527,892	1,122,003	2.5M - 2.8M
Yumpag	100%	2,320,439	4,403,922	8.5M - 9.0M
El Brocal	61.43%	370,538	978,289	1.5M - 1.7M
San Gabriel	100%	1,487	2,328	-
Julcani	100%	164,168	463,465	1.3M - 1.5M
Orcopampa	100%	3,456	6,026	-
Tambomayo	100%	226,044	520,369	0.9M - 1.1M
La Zanja	100%	10,489	24,249	-
Total Direct Operations (2)		3,624,514	7,520,650	14.7M - 16.1M
Coimolache	40.094%	105,133	223,854	0.3M - 0.4M
Total incl. Associated Companies (3)		3,523,749	7,233,076	14.2M - 15.6M

Lead metric tons produced
Uchucchacua	100%	3,276	7,038	17.0k - 19.0k
Julcani	100%	79	294	-
Tambomayo	100%	286	804	1.5k - 1.8k
Total Direct Operations (2)		3,642	8,136	18.5k - 20.8k

Zinc metric tons produced
Uchucchacua	100%	7,018	13,986	27.0k - 30.0k
Tambomayo	100%	342	754	1.6k - 1.8k
Total Direct Operations (2)		7,360	14,740	28.6k - 31.8k

Copper metric tons produced
El Brocal	61.43%	13,430	24,241	48.0k - 53.0k
Julcani	100%	45	132	-
Total Direct Operations (2)		13,475	24,373	48.0k - 53.0k

1.	2026 projections are considered to be forward-looking statements and represent management’s good faith estimates or expectations of future production results as of July 2026.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
3.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.

Volume Sold per Metal

	Three Months Ended June 30, 2026	Six Months Ended June 30, 2026

Gold ounces sold
El Brocal	1,837	3,663
San Gabriel	3,203	3,203
Julcani	2,557	4,671
Orcopampa	14,083	29,054
Tambomayo	2,689	5,356
La Zanja	3,187	7,163
Total Direct Operations (1)	27,556	53,110
Coimolache	23,564	43,220
Total incl. Associated Companies (2)	33,092	65,823

Silver ounces sold
Uchucchacua	652,397	1,191,200
Yumpag	2,105,206	4,106,131
El Brocal	275,261	763,795
San Gabriel	1,254	1,254
Julcani	128,651	380,884
Orcopampa	3,666	6,280
Tambomayo	203,195	461,751
La Zanja	15,001	33,933
Buenaventura Trading (3)	20,069	42,081
Total Direct Operations (1)	3,404,700	6,987,309
Coimolache	112,609	215,833
Total incl. Associated Companies (2)	3,342,427	6,777,995

Lead metric tons sold
Uchucchacua	3,126	6,577
Yumpag	125	294
Julcani	45	209
Tambomayo	167	568
Total Direct Operations (1)	3,462	7,649

Zinc metric tons sold
Uchucchacua	5,844	11,059
Tambomayo	229	555
Total Direct Operations (1)	6,074	11,614

Copper metric tons sold
El Brocal	12,442	22,402
Julcani	9	8
Tambomayo	45	108
Buenaventura Trading (3)	2,135	4,383
Total Direct Operations (1)	14,632	26,901

1.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 100% of Buenaventura Trading.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of Buenaventura Trading, 61.43% of El Brocal and 40.094% of Coimolache.
3.	Buenaventura Trading is the vehicle through which Buenaventura purchases copper concentrate from Freeport, produced at Cerro Verde — a company in which Buenaventura holds a 19.58% stake. The concentrate is then sold on the spot market via Buenaventura Trading.

Average realized prices(1)(2)

	Three Months Ended June 30, 2026	Six Months Ended June 30, 2026

Gold (US$/Oz)	4,342	4,599
Silver (US$/Oz)	89.52	94.53
Lead (US$/MT)	1,852	1,822
Zinc (US$/MT)	3,451	3,387
Copper (US$/MT)	14,029	13,877

1.	Considers Buenaventura consolidated figures.
2.	Realized prices include both provisional sales and final adjustments for price changes.

Commentary on Operations

Uchucchacua:

•	2Q26 silver, lead and zinc production was in line with projections.
•	2026 guidance remains unchanged.

Yumpag:

•	2Q26 silver production exceeded projections, driven by higher-than-expected grades.
•	2026 guidance has been revised to reflect the stronger-than-expected grade profile.
•	After quarter’s end, in 3Q26, the Company received approval to increase the mining rate to 1,200 from 1,000 tonnes per day.

El Brocal:

•	2Q26 copper, silver and gold production was in line with projections.
•	2026 guidance remains unchanged.

San Gabriel:

•	San Gabriel continued its ramp-up during 2Q26, with operating parameters undergoing further optimization. During the quarter, processed tonnage was constrained by tailings-management challenges, particularly at the tailings filtration plant. Initiatives to improve metallurgical recoveries are ongoing.
•	2026 production guidance has been revised to reflect tailings-management constraints and current metallurgical recovery rates.
•	The Company began recording sales volumes in 2Q26.

Coimolache:

•	2Q26 gold and silver production was in line with expectations.
•	2026 guidance remains unchanged.

Julcani:

•	Silver and gold production in 2Q26 was in line with projections.
•	2026 guidance remains unchanged.

Orcopampa:

•	2Q26 gold production slightly exceeded projections, primarily due to higher ore throughput.
•	2026 guidance has been revised to reflect higher grades in areas currently under development.

Tambomayo:

•	2Q26 gold, lead and zinc production was in line with projections.
•	2Q26 silver production exceeded projections, driven by higher-than-anticipated silver grades.
•	2026 production guidance has been revised to reflect increased production volumes, supported by positive exploration results and the current commodity price environment.

La Zanja:

•	2Q26 gold production was in line with projections.
•	2026 guidance remains unchanged.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, San Gabriel*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: July 16, 2026	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer